Exhibit 99(c)

FLORIDA POWER & LIGHT COMPANY

Certification Of Periodic Report

I, Lewis Hay III, Chairman of the Board and Chief Executive Officer of Florida Power & Light Company ("FPL"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Quarterly Report on Form 10-Q of FPL for the quarterly period ended June 30, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of FPL.

Dated: August 9, 2002


LEWIS HAY III
_____

Lewis Hay III
Chairman of the Board
and Chief Executive Officer
